Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2013	2012	2011	2010	2009
Consolidated pre-tax income from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$344.9	$262.8	$98.0	$189.3	$781.0
Distributed income of equity investees				—	—
Interest expense on debt	42.5	44.8	55.2	57.3	70.8
Interest portion of rental expense	6.7	6.3	7.6	9.4	11.7
Earnings	$394.1	$313.9	$160.8	$256.0	$863.5
Interest expense on debt	$42.5	$44.8	$55.2	$57.3	$70.8
Interest portion of rental expense	6.7	6.3	7.6	9.4	11.7
Fixed charges	$49.2	$51.1	$62.8	$66.7	$82.5
Ratio of earnings to fixed charges	8.0	6.1	2.6	3.8	10.5